For Immediate Release

MTS Closes $2.5M MVNO Solution Contract with One of the
Fastest Growing MVNOs in the U.S.

RA'ANANA, Israel – August 18, 2011 — MTS - Mer Telemanagement Solutions Ltd. (Nasdaq Capital Market:  MTSL), a global provider of business support systems (BSS) for comprehensive telecommunication management, telecommunications expense management (TEM) solutions and customer care & billing (CC&B) solutions, today announced the signing of a renewal agreement for its Virtual Network Operator (MVNO) and Wireless Management Solution with a large, U.S. based MVNO.

MTS’s MVNO Billing Solution is an advanced, convergent billing platform that handles the full customer care and billing lifecycle for service providers and virtual mobile networks. The MVNO Billing Solution offers any MVNE (Mobile Virtual Network Enabler) the opportunity to seamlessly extend and adapt their operations to support multiple MVNOs and their subscribers in any market regardless of their location and localization requirements.

“The MVNE and Wireless Management business continues to grow and we managed to extend our contract through the end of 2012 with a large MVNO in the U.S., which provides for minimum total revenues of $2.5 million,” said Eytan Bar, CEO of MTS. “Our MVNO Billing and TEM Suite solutions provide our customers with a scalable, end-to-end portfolio of telecom expense management and billing solutions and services.”

The MVNO Billing Solution supports the full customer care and billing lifecycle, including registering new customers, provisioning services, catalogue management, point of sale system (POS), robust CRM module, web self-care, fully featured rating engine, credit limit alerting, flexible billing and invoicing engine, invoice verification, payment and collection processing, partner commission and royalty management, dealer management, marketing module, and advanced dashboards and analytics.

The MTS Billing solution for MVNOs also supports Dealer Point-of-Sale (POS) locations with account, inventory management (SIMs, phones, PIN, etc.), SIM activation, and plan management. The solution offers Tier 1 support services, account management and a full on-line customer self-help tool.

In addition to MVNOs, the MTS Billing solution also supports additional operator types including ASPs, telecom operators/service providers and wholesalers offering a common platform to manage customers, dealers/agents, roaming & settlements partners. The solution supports various lines of business and services including wireless, wireline, VoIP, IPTV, gaming, content, and more. MTS also offers a full suite of Telecom Expense Management (TEM) software solutions and services.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive telecommunications expense management (TEM) used by enterprises, and for business support systems (BSS) used by information and telecommunication service providers.

Since 1984, MTS Telecommunications’ expense management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

TEM Suite enables enterprises to gain visibility and control of strategic assets that drive key business processes and crucial competitive advantage. The TEM Suite software, consulting and managed services solutions -- including integrated Invoice, Asset, and Usage Management and Business Analytics tools -- provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS's solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong and The Netherlands as well as through OEM partnerships with Siemens, Phillips, NEC and other vendors.  MTS shares are traded on the NASDAQ Capital Market (symbol MTSL).  For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Company Contact:
John Venditti
Vice President, Marketing
(800) 745-8725
john.venditti@mtsint.com

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